UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2010
Commission File Number: 000-11743
WACOAL HOLDINGS CORP.
(Translation of registrant’s name into English)
29, Nakajima-cho, Kisshoin, Minami-ku
Kyoto, Japan
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Information furnished on this form:
EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	March 12, 2010	Announcement Regarding Business Transfer between Consolidated Subsidiaries and Merger of a Consolidated Subsidiary (Supplemental Information)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)
By:	/s/ Masaya Wakabayashi
Masaya Wakabayashi
General Manager, Corporate Planning

Date: March 12, 2010

Exhibit 1
(English Translation)
March 12, 2010
To whom it may concern:

WACOAL HOLDINGS CORP.
Yoshikata Tsukamoto, President and
Representative Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
Masaya Wakabayashi, General Manager,
Corporate Planning
(Telephone: 075-682-1006)
Announcement Regarding Business Transfer between
Consolidated Subsidiaries and Merger of a Consolidated Subsidiary
(Supplemental Information)
     We hereby announce that the information indicated as undetermined in our press release dated January 29, 2010 “Announcement Regarding Business Transfer between Consolidated Subsidiaries and Merger of a Consolidated Subsidiary” has been determined as follows:
NOTES
1.	Business Transfer from Studio Five Corp. (“Studio Five”) to Wacoal Corp. and Merger of Studio Five into Wacoal Holdings Corp (“Company”).

1)	Accounts and Amounts of Assets and Liabilities the Company will assume as a result of the Merger
     The Company plans to assume 105 million yen of assets and 26 million yen of liabilities as a result of the merger.
2)	Date of Business Transfer and Date of Merger
     The date of the business transfer, which was originally planned to be March 30, 2010, is March 31, 2010 and the date of the merger is March 31, 2010 as originally planned.
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